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Exhibit 12.1

Tyco International Ltd.
Computation of Ratio of Earnings to Fixed Charges(1)
(dollars in millions)

	For The Six Months Ended
			Fiscal
	March 27, 2009	March 28, 2008
			2008	2007	2006	2005	2004
Earnings:
Income (loss) from continuing operations before incomes taxes, minority interest and cumulative effect of accounting changes	$(2,258)	$838	$1,431	$(2,196)	$1,122	$596	$415
Add: Fixed charges	215	303	536	451	410	456	518
Less: Capitalized Interest	1	1	1	3	1	1	—

	$(2,044)	$1,140	$1,966	$(1,748)	$1,531	$1,051	$933

Fixed Charges:
Interest expense before capitalized interest	$152	$232	$397	$313	$280	$322	$377
Rentals	63	71	139	138	130	134	141

	$215	$303	$536	$451	$410	$456	$518

Ratio of Earnings to Fixed Charges	— (2)	3.76	3.67	— (3)	3.73	2.30	1.80

(1)
The ratio of earnings to fixed charges is computed by dividing the sum of earnings before income taxes, minority interest and cumulative effect of accounting changes and fixed charges by fixed charges. Fixed charges represent interest expense (before interest is capitalized), amortization of debt premiums and discounts, capitalized expenses related to indebtedness and an appropriate interest factor on operating leases. Fixed charges represent amounts relating to continuing operations.

(2)
In the six months ended March 27, 2009, fixed charges exceeded earnings by $2,259 million.

(3)
In fiscal 2007, fixed charges exceeded earnings by $2,199 million.

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  Exhibit 12.1
Tyco International Ltd. Computation of Ratio of Earnings to Fixed Charges(1) (dollars in millions)